Exhibit 99.1

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(the “Company”)

(Company Number 722009)

Directors	Registered Office

Haggai Alon	SMX (Security Matters) PLC,
Amir Bader	Mespil Business Centre,
Roger Meltzer	Mespil House,
Ophir Sternberg	Sussex Road,
Zeren Browne	Dublin 4,
Thomas Hawkins	Ireland,
Pebble Sia Huei-Chieh	D04 T4A6

Dear Shareholder

Introduction

I am writing to you to outline the background to the proposals to be put forward at the forthcoming Annual General Meeting (“AGM”) of the Company, all of which the board of directors (the “Board” or the “Directors”) consider to be in the best interests of the Company and the shareholders as a whole, and are recommending for your approval. During the forthcoming AGM, the Company will present its Financial Statements for the year ended 31 December 2023 and will put before the shareholders for approval all other matters that would have been tabled at the AGM during the calendar year 2024 (had it been so held).

Your attention is drawn to the Notice of the AGM of the Company appended to this letter at Schedule 1 (the “Notice”). The AGM will be held at the offices of our Irish counsel, Arthur Cox LLP at Ten Earlsfort Terrace, Dublin 2, Ireland, D02 T380 on 5 February 2025 at 3pm (Dublin time). The business to be transacted at the AGM is set out in Proposals 1 to 6 in the Notice. These proposals are described further below.

Board Changes

In accordance with the provisions of Regulation 157 of the Company’s constitution (the “Constitution”), the term of service for each of the Directors in Class II (the “Class II Directors”) terminates at the conclusion of the upcoming AGM. Our Class II Directors are Pebble Sia Huei-Chieh, Zeren Browne and Roger Meltzer.

Zeren and Roger will be seeking re-election and Pebble Sia will be seeking election at the upcoming AGM, as further detailed in Proposals 1, 2 and 3 below.

As Ordinary Business:

Proposal 1– To re-elect Zeren Browne for a three-year term

In accordance with the provisions of Regulation 157 of the Constitution, Zeren is required to retire by rotation at the AGM and, being eligible, she is offering herself for re-election. Zeren’s performance has been formally evaluated and the Board considers that Zeren’s performance continues to be effective and that she demonstrates commitment to her role as Director.

Proposal 2 – To re-elect Roger Meltzer for a three-year term

In accordance with the provisions of Regulation 157 of the Constitution, Roger is required to retire by rotation at the AGM and, being eligible, he is offering himself for re-election. Roger’s performance has been formally evaluated and the Board considers that Roger’s performance continues to be effective and that he demonstrates commitment to his role as Director.

Proposal 3 – To elect Pebble Sia Huei-Chieh for a three-year term

In accordance with the provisions of Regulation 157 of the Constitution, Pebble Sia is required to retire by rotation at the AGM and, being eligible, she is offering herself for election. Pebble Sia’s performance has been formally evaluated and the Board considers that Pebble Sia’s performance continues to be effective and that she demonstrates commitment to her role as Director. Ms Huei-Chieh was appointed by the Board of Directors to fill a vacancy on 9 June 2024.

Proposal 4 – To acknowledge the re-appointment of the statutory auditor

This item is on the agenda to allow the shareholders to acknowledge the re-appointment of the statutory auditor, BDO Israel. This item is being put forward as a non-binding advisory proposal because, under the Irish Companies Act 2014, the re-appointment of the auditor is automatic unless they resign or a proposal is put forward to remove them.

Proposal 5 – To authorise the Directors to fix the remuneration of the statutory auditor

This is a proposal authorising the Board to fix the remuneration of the statutory auditor in line with agreed terms of engagement as approved by the Audit Committee.

Proposal 6 – To receive and consider the Company’s Financial Statements for the year ended 31 December 2023 and the report of the Auditors on those Financial Statements

This item does not require a vote of shareholders. The audited Financial Statements will be laid before the AGM for the year ended 31 December 2023.

Further Action

You may submit your proxy over the internet by logging on to www.cstproxyvote.com. To log on, you will need your control number which is printed on your proxy card. Online proxy votes must be received no later than 11.59pm (Eastern time) on 4 February 2025.

We recommend that you review the further information on the process for, and deadlines applicable to, voting, attending the meeting and appointing a proxy under “Questions and Answers about the Annual General Meeting” at Schedule 2.

Recommendation

Your Board believes that the proposals to be put forward at the AGM are in the best interests of the Company and its shareholders. Accordingly, your Directors unanimously recommend that you vote in favour of the proposals as they intend to do in respect of all the ordinary shares which can be voted by them.

Yours sincerely

/s/ Ophir Sternberg

Ophir Sternberg

Chairman

13 January 2025

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Schedule 1

Notice of Annual General Meeting

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NOTICE OF ANNUAL GENERAL MEETING

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
(Company Number 722009)

NOTICE IS HEREBY GIVEN that the Annual General Meeting (“AGM”) of SMX (Security Matters) PLC (the “Company”) for the 2024 fiscal year will be held at 3pm (Dublin time) on Wednesday, 5 February 2025 at Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, Ireland, DO2 T380 for the following purposes:

As ordinary business to consider and, if thought fit, pass the following ordinary resolutions:

1.	To re-elect Zeren Browne as a Director for a three-year term, who retires by rotation in accordance with Regulation 157 of the constitution of the Company and, being eligible, offers herself for re-election.

2.	To re-elect Roger Meltzer as a Director for a three-year term, who retires by rotation in accordance with Regulation 157 of the constitution of the Company and, being eligible, offers himself for re-election.

3.	To elect Pebble Sia Huei-Chieh as a Director for a three-year term, who retires by rotation in accordance with Regulation 157 of the constitution of the Company and, being eligible, offers herself for re-election. Ms Huei-Chieh was appointed by the Board of Directors to fill a vacancy on 9 June 2024.

4.	To re-appoint BDO Israel as statutory auditor of the Company.

5.	To approve and ratify the remuneration of the statutory auditor fixed by the Directors for the year ending 31 December 2024.

6.	To receive and consider the Company’s Financial Statements for the year ended 31 December 2023 and the report of the Auditors on those Financial Statements.

Your Board believes that the proposals to be put forward at the AGM are in the best interests of the Company and its shareholders. Accordingly, your Directors unanimously recommend you vote in favour of the proposals. Registered shareholders of the Company at the close of business on the record date (i.e. 8 January 2025) (the “Record Date”) are eligible to vote at the meeting.

Your vote is important. To make sure your shares are represented, please cast your vote as soon as possible in one of the following ways:

–	Online: At www.cstproxyvote.com;
–	Phone: At the phone number proved on your proxy card;
–	Mobile Voting: As instructed on your proxy card;
–	Mail: If you received a proxy card in the mail, mark, sign and date your proxy card and return it in the postage-paid envelope; or
–	In person: You may attend the AGM in person at the above address.

The latest time for receipt of online proxies is 11.59pm (Eastern time) on 4 February 2025. Mail-in proxies must be received by the start of the AGM. The notice is available at https://smx.tech/.

By order of the board of directors of the Company

/s/ Haggai Alon

Haggai Alon

Chief Executive Officer and Director

SMX (Security Matters) PLC,
Mespil Business Centre,

Mespil House,

Sussex Road, Dublin 4, Ireland,
D04 T4A6

13 January 2025

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Schedule 2

Questions and Answers about the Annual General Meeting

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SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(the “Company”)

(Company Number 722009)

QUESTIONS AND ANSWERS ABOUT THE 2024 ANNUAL GENERAL

MEETING Why did I receive this notice?

We are providing this notice in connection with the solicitation by the Board of proxies to be voted at the Annual General Meeting. You received this notice because you were a shareholder of record as of the close of business on 8 January 2025.

What is the date, time and location of the Annual General Meeting?

We will hold the Annual General Meeting at 3pm (Dublin time) on 5 February 2025, at the offices of our Irish counsel, Arthur Cox LLP at Ten Earlsfort Terrace, Dublin 2, Ireland, D02 T380, subject to any adjournments or postponements. For directions to the meeting, you may contact our Company Secretary, Bradwell Limited c/o SMX (Security Matters) PLC, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6.

Who is entitled to vote?

The Board has set 8 January 2025 as the record date for the Annual General Meeting. All persons who were registered holders of SMX (Security Matters) PLC’s Ordinary Shares of US$4.70250014886352 par value each (“Ordinary Shares”) at the close of business on that date are shareholders of record for the purposes of the Annual General Meeting and will be entitled to receive notice of, and to attend and vote at, the Annual General Meeting. Beneficial owners who, at the close of business on the record date, held their shares in an account with a broker, bank or other holder of record generally cannot vote their shares directly and instead must instruct the record holder how to vote their shares.

As of the close of business on the record date, there were 34,391,309 Ordinary Shares outstanding. Each shareholder of record is entitled to one vote per Ordinary Share on each matter submitted to a vote of shareholders. Your shares will be represented if you attend and vote at the Annual General Meeting or if you submit a completed proxy by the voting deadlines set forth below.

How do I vote?

Registered shareholders (that is, shareholders who hold their shares directly with our transfer agent, Continental Stock Transfer & Trust Company) can vote in any of the following ways:

Online: Go to www.cstproxyvote.com to vote your proxy online using the control number that you were provided with on your proxy card or Notice of Internet Availability. You will need to follow the instructions on the website.

Phone: At the phone number proved on your proxy card;

Mobile Voting: As instructed on your proxy card;

By Mail: You may mark, sign, date and return your proxy card in the enclosed postage paid envelope. Proxies must be received by the deadlines set forth below. If you vote online, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned a proxy card by mail.

In Person: Attend the Annual General Meeting in Dublin or send a personal representative with an appropriate proxy to vote at the meeting. Please contact our Company Secretary, Bradwell Limited c/o SMX (Security Matters) PLC, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6 for additional information about sending a personal representative on your behalf. For information about how to attend the Annual General Meeting, please see “What do I need to be admitted to the Annual General Meeting?” below.

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If I am a beneficial owner of shares held in street name, how do I vote?

If your shares are held beneficially in the name of a bank, broker or other holder of record (sometimes referred to as holding shares “in street name”), you will receive instructions from the holder of record that you must follow in order for your shares to be voted. If you wish to vote in person at the meeting, you must obtain a legal proxy from the bank, broker or other holder of record that holds your shares, and bring it, or other evidence of stock ownership, with you to the meeting.

What are the deadlines to submit my vote?

Online, Phone and Mobile: Proxy votes cast online, by telephone or by mobile voting must be received by 11.59pm (Eastern Time) on 4 February 2025.

–	Mail: Proxy cards returned by mail must be received by the start of the Annual General Meeting.

Can I revoke my proxy or change my vote after I have voted?

Yes. If you are a registered shareholder and previously voted online, you may revoke your proxy or change your vote by:

–	voting online, by telephone or by mobile voting at a later date, as set forth above before the closing of those voting facilities at 11.59 pm (Eastern Time) on 4 February 2025;

attending the Annual General Meeting in Dublin and submitting a new poll card during the meeting; or

sending a written notice of revocation to our Company Secretary, Bradwell Limited c/o SMX (Security Matters) PLC, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6 which must be received before the commencement of the Annual General Meeting. If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorised proxy.

What do I need to be admitted to the Annual General Meeting?

For shareholders who plan to attend the Annual General Meeting in person, at the entrance to the Annual General Meeting in Dublin, we will request to see valid photo identification, such as a driver’s license or passport. We will also need to determine if you owned ordinary shares on the record date by:

asking to review evidence of your share ownership as of 8 January 2025, such as your brokerage statement. You must bring such evidence with you in order to be admitted to the meeting; or

verifying your name and share ownership against our list of registered shareholders.

If you are acting as a proxy, we will need to review a valid written legal proxy signed by the registered owner of the Ordinary Shares granting you the required authority to attend the meeting and vote such shares.

What constitutes a quorum?

In order to establish a quorum at the Annual General Meeting there must be at least two shareholders present in person or by proxy who have the right to attend and vote at the meeting and who together hold shares representing more than 50% of the votes that may be cast by all shareholders of record. For the purposes of determining a quorum, abstentions and broker “non-votes” are counted as present.

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How are votes counted?

You may vote “FOR”, “AGAINST” or “ABSTAIN” with respect to each of the proposals presented. A vote “FOR” will be counted in favor of the proposal or director nominee and a vote “AGAINST” will be counted against each proposal or nominee. Except as described below, an “ABSTAIN” vote will not be counted “FOR” or “AGAINST” and will have no effect on the voting results for any of the proposals in this notice. Continental Stock Transfer & Trust Company will monitor all votes and assist us in tabulating the votes.

What is a “broker non-vote” and how does it affect voting?

If you are a beneficial owner whose shares are held of record by a broker, we encourage you to instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal for which the broker does not have discretionary authority to vote. This is called a “broker non-vote”, which occurs for proposals considered “non-routine” under NASDAQ rules. Your broker will, however, still be able to register your shares as being present at the Annual General Meeting for purposes of determining the presence of a quorum and will be able to vote on “routine” proposals.

The “routine” proposals in this notice are Proposals 4 and 5, for which your broker has discretionary voting authority under the NASDAQ rules to vote your shares, even if the broker does not receive voting instructions from you. Proposals 1, 2 and 3 are considered “non-routine” such that, if you are a beneficial owner whose shares are held of record by a broker and you do not provide voting instructions, a broker non-vote will occur and your shares will not be voted on these proposals. Proposal 6 does not require a vote.

What is the vote required to approve each of the proposals to be voted on, discussed in the notice?

The chart below summarises the voting requirements and effects of broker non-votes and abstentions on the outcome of the vote for the proposals at the Annual General Meeting.

Proposals		Required Approval	Broker Discretionary Voting Allowed	Broker Non-Votes	Abstentions
1.	Appointment of Director – Pebble Sia Huei-Chieh	Majority of Votes Cast unless the election is contested, in which case the Director who receives the highest number of votes will be appointed	No	No effect	No effect
2.	Appointment of Director – Zeren Browne	Majority of Votes Cast unless the election is contested, in which case the Director who receives the highest number of votes will be appointed	No	No effect	No effect
3.	Appointment of Director – Roger Meltzer	Majority of Votes Cast unless the election is contested, in which case the Director	No	No effect	No effect
who receives the highest number of votes will be appointed
4.	Ratify the Appointment of Auditor	Majority of Votes Cast	Yes	N/A	No effect
5.	Approve Remuneration of Auditor	Majority of Votes Cast	Yes	N/A	No effect

Who will pay for the cost of this proxy solicitation?

SMX (Security Matters) PLC will bear the costs of soliciting proxies from the holders of our Ordinary Shares. Proxies may be solicited on our behalf by our directors, officers and other selected SMX (Security Matters) PLC employees electronically or by other means of communication. Directors, officers and employees who help us in the solicitation will not be specially compensated for those services, but they may be reimbursed for their out-of-pocket expenses incurred in connection with the solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses incurred in sending the materials to beneficial owners.

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ADDITIONAL INFORMATION

Availability of Materials

Important Notice Regarding the Availability of Materials for the 2024 Annual General Meeting of Shareholders to Be Held on 5 February 2025: The notice and our Annual Report for 2024, which includes our audited financial statements for the fiscal year ended 2023, are available free of charge at www.smx.tech.

Submission of Future Shareholder Proposals

Our annual general meeting of shareholders for fiscal year 2025 is expected to be held in September 2025. If you would like to submit a shareholder proposal to be included in that notice, you should send your proposal to our Company Secretary, Bradwell Limited c/o SMX (Security Matters) PLC, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. In order for your proposal to be included in the notice, the proposal must comply with the requirements established by the SEC and our constitution.

Pursuant to our constitution, a shareholder must give notice of any intention to present a proposal at the Annual General Meeting, including a proposal to appoint a director, not less than 60 nor more than 90 days before the first anniversary of the preceding year’s annual general meeting.

Irish law currently provides that shareholders holding 10% or more of the total voting rights may request that the directors call an extraordinary general meeting at any time. The shareholders who wish to request an extraordinary general meeting must deliver to Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6, a written notice, signed by the shareholders requesting the meeting and stating the purposes of the meeting. If the directors do not, within 21 days of the date of delivery of the request, proceed to convene a meeting to be held within two months of that date, those shareholders (or any of them representing more than half of the total voting rights of all of them) may themselves convene a meeting, but any meeting so convened cannot be held after the expiration of three months from the date of delivery of the request. These provisions of Irish law are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the notice under the rules of the SEC.

About SMX (Security Matters) PLC

SMX (Security Matters) PLC integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide all stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, the Company’s technologies help companies address ESG commitments and transition more successfully to a low-carbon economy.

SMX (Security Matters) PLC is organised under the laws of Ireland and maintains its registered office in Ireland at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. You may contact our Investor Relations Group by e-mail at info@securitymattersltd.com.

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Our website address is www.smx.tech. We use our website as a channel of distribution for Company information. We make available free of charge on the Investors section of our website (https://www.smx.tech/investors) our Annual Report on Form 20-F and our Reports on Form 6-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the US Securities and Exchange Commission (the “SEC”) pursuant to section 13(a) or 15(d) of the Securities Exchange Act 1934 (the “Exchange Act”). We also make available other reports filed with or furnished to the SEC under the Exchange Act through our website, as well as our Code of Ethics and the charters of each of the Board’s committees. You may request any of these materials and information in print free of charge by contacting our Investor Relations Group at SMX (Security Matters) PLC, Investor Relations, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. We do not intend for information contained on our website to be part of this notice. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including SMX (Security Matters) PLC, that file electronically with the SEC. Copies of materials we file with the SEC may be reviewed on and printed from the SEC website.

Forward-looking Statements

This notice contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Some or all of the results anticipated by these forward-looking statements may not be achieved. Further information on the Company’s risk factors is contained in our filings with the SEC. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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